DynaMotive Energy Systems Corporation

                                   FORM 6-K

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               -----------------

                         REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13a-16 or 15d-16 OF
                        THE SECURITIES EXCHANGE ACT OF 1934
                               FOR May 30, 2005

                       DYNAMOTIVE ENERGY SYSTEMS CORPORATION
              (Exact name of Registrant as specified in its charter)

                                -----------------


                          Suite 230 - 1700 West 75th Avenue
                                  Vancouver, BC
                                 Canada V6P 6G2
                                 (604) 267-6000
                     (Address of principal executive offices)

                                 -----------------

            [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

                                       FORM 20-F  X    FORM 40-F
                                                 ---             ---
            [Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                                       YES         NO  X
                                           ---        ---

            [If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

[DYNAMOTIVE LOGO]

                         Angus Corporate Center 877.863.2268 - Toll Free 230 - 1700 West 75th Ave 604.267.6000 - Telephone
                         Vancouver BC               604.267.6005 - Facsimile
                         Canada  V6P 6G2            www.dynamotive.com


 Form 52-109FT2 - Certification of Interim Filings during Transition Period

I, R. Andrew Kingston, President and Chief Executive Officer for DynaMotive Energy Systems Corporation, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of DynaMotive Energy Systems Corporation (the issuer) for the interim period ending March 31, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.


Date: May 30, 2005



/s/ R.Andrew Kingston
---------------------
R. Andrew Kingston
President & CEO

[DYNAMOTIVE LOGO]

                         Angus Corporate Center 877.863.2268 - Toll Free 230 - 1700 West 75th Ave 604.267.6000 - Telephone
                         Vancouver BC               604.267.6005 - Facsimile
                         Canada  V6P 6G2            www.dynamotive.com




 Form 52-109FT2 - Certification of Interim Filings during Transition Period

I, Brian Richardson, Chief Financial Officer for DynaMotive Energy Systems Corporation, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of DynaMotive Energy Systems Corporation (the issuer) for the interim period ending March 31, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.


Date: May 30, 2005



/s/ Brian Richardson
--------------------
Brian Richardson
Chief Financial Officer

[DYNAMOTIVE LOGO]

                         Angus Corporate Center 877.863.2268 - Toll Free 230 - 1700 West 75th Ave 604.267.6000 - Telephone
                         Vancouver BC               604.267.6005 - Facsimile
                         Canada  V6P 6G2            www.dynamotive.com




NOTICE TO READER OF THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS


The financial statements of DynaMotive Energy Systems Corporation and the accompanying interim consolidated balance sheet as at March 31, 2005 and the interim consolidated statements of loss, deficit and cash flows for the three months period then ended are the responsibility of the Company's management. These consolidated financial statements have not been reviewed on behalf of the shareholders by the independent external auditors of the Company.

The interim consolidated financial statements have been prepared by management and include the selection of appropriate accounting principles, judgments and estimates necessary to prepare these financial statements in accordance with Canadian generally accepted accounting principles.





 /s/ R. Andrew Kingston                         /s/ Brian Richardson
------------------------------------            ------------------------------
R. Andrew Kingston                              Brian Richardson
President & Chief Executive Officer             Chief Financial Officer
Vancouver, Canada                               Vancouver, Canada
May 30, 2005                                    May 30, 2005

-----------------------------------------------------------------------------
                                        DYNAMOTIVE ENERGY SYSTEMS CORPORATION
                          Unaudited Interim Consolidated Financial Statements
                                    For the three months ended March 31, 2005
                                                            (In U.S. Dollars)

                                                                     Contents
-----------------------------------------------------------------------------


Consolidated Financial Statements
  Consolidated Balance Sheets                                               2
  Consolidated Statements of Loss and Deficit                               3
  Consolidated Statements of Cash Flows                                     4
  Notes to Consolidated Financial Statements                             5-13

  DynaMotive Energy Systems Corporation

                         UNAUDITED CONSOLIDATED BALANCE SHEETS
                            (Expressed in U.S. dollars)

                                                     March 31,     December 31,
                                                       2005             2004
                                                     (Unaudited)      (Audited)
                                                         $                $
-------------------------------------------------------------------------------
ASSETS
Current
Cash and cash equivalents                                 16,126       136,971
Accounts receivable                                      128,423       230,280
Government grants receivable                             236,020       236,548
Prepaid expenses and deposits                            177,991       177,967
-------------------------------------------------------------------------------
Total current assets                                     558,560       781,766
Capital assets                                        13,804,103    12,154,153
Patents                                                  256,922       262,779
-------------------------------------------------------------------------------
TOTAL ASSETS                                          14,619,585    13,198,698
===============================================================================

LIABILITIES AND SHAREHOLDERS' DEFICIT
Current
Short-term loans                                             --         42,331
Accounts payable and accrued liabilities (Note 4)      7,766,391     7,635,494
Project advance (Note 7)                                      --       166,003
-------------------------------------------------------------------------------
Total current liabilities                              7,766,391     7,843,828
Convertible debenture [Note 5]                           319,798       307,463
Long-term debt [Note 6]                                  757,931       760,209
-------------------------------------------------------------------------------
Total liabilities                                      8,844,120     8,911,500
-------------------------------------------------------------------------------

Shareholder's equity
Share capital                                         43,795,214    39,866,465
Shares to be issued (Note 8c)                          1,368,642     2,340,894
Contributed surplus                                    9,900,382     9,584,266
Cumulative translation adjustment                      (665,401)      (654,374)
Deficit                                              (48,623,372)  (46,850,053)
-------------------------------------------------------------------------------
Total shareholders' deficit                            5,775,465     4,287,198
-------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY            14,619,585    13,198,698
===============================================================================


The accompanying notes are an integral part of these financial statements

Approved on behalf of the Board:

"R. Andrew Kingston" Director                "Richard C H Lin"     Director
--------------------                          --------------------

DynaMotive Energy Systems Corporation

                    UNAUDITED CONSOLIDATED STATEMENT OF LOSS
                          (Expressed in U.S. dollars)

                                                      Three Months Ended
                                                          March 31,
                                                     2005            2004
                                                       $               $
-------------------------------------------------------------------------------
EXPENSES
Amortization and depreciation                         33,540         27,860
Interest expense                                      58,494          1,991
Marketing                                            109,917         66,319
Office supplies, telephone
      and insurance                                  109,371         68,200
Professional fees                                    164,356         92,564
Rent                                                  50,490         30,164
Research and Development                             498,517        117,792
General and administrative
  salaries and benefits                              739,252        351,909
Exchange (gain) loss                                   9,382         28,978
-------------------------------------------------------------------------------
                                                    1,773,319       785,777
-------------------------------------------------------------------------------
Loss for the Period                                (1,773,319)     (785,777)
===============================================================================

Weighted average number of
common shares outstanding                          98,781,196    74,391,766
-------------------------------------------------------------------------------
Basic and diluted loss per
    common share
Share for continuing operations for the period           0.02          0.01
-------------------------------------------------------------------------------
The accompanying notes are an integral part of these financial statements.


                   UNAUDITED CONSOLIDATED STATEMENT OF DEFICIT
                          (Expressed in U.S. dollars)

                                                      Three Months Ended
                                                          March 31,
                                                     2005            2004
                                                       $               $
-------------------------------------------------------------------------------
Deficit, beginning of year                       (46,850,053)   (36,136,236)
Effect of change in
    Accounting policy [note 3]                            --       (797,602)
-------------------------------------------------------------------------------
Deficit, beginning of year restated              (46,850,053)   (36,933,838)
Loss for the Period                               (1,773,319)      (785,777)
-------------------------------------------------------------------------------
Deficit, end of period                           (48,623,372)   (37,719,615)
===============================================================================

see accompanying notes

 DynaMotive Energy Systems Corporation

                 UNAUDITED CONSOLIDATED STATEMENT OF CASHFLOW
                         (expressed in U.S. dollars)

                                                      Three Months Ended
                                                          March 31,
                                                     2005            2004
                                                       $               $
-------------------------------------------------------------------------------
OPERATING ACTIVITIES
Loss from operation                               (1,773,319)      (785,777)
Add items not involving cash:
   Amortization and depreciation                      33,540         27,860
   Stock based compensation                          414,376         91,916
   Translation (gain) loss                             9,381         19,314
Net change in non-cash working capital
   balances related to operations (note 9)           266,475      3,437,594
-------------------------------------------------------------------------------
Cash generated (used) in operating activities     (1,049,547)     2,790,907
-------------------------------------------------------------------------------

FINANCING ACTIVITIES
Decrease in short-term debt                          (42,331             --
Decrease in project deposit                         (164,298)            --
(Increase) decrease in government grants receivable   (1,888)       645,873
Share capital issued                               2,187,522        485,616
Shares to be issued                                  599,507        833,500
-------------------------------------------------------------------------------
Cash provided by financing activities              2,578,512      1,964,989
-------------------------------------------------------------------------------

INVESTING ACTIVITIES
Increase in patents costs                             (2,404)        (2,383)
Purchase of capital assets (net of
  government grants)                              (1,697,631)    (3,296,747)
Increase in other long-term assets                        --        (15,175)
-------------------------------------------------------------------------------
Cash used in investing activities                 (1,700,035)    (3,314,305)
-------------------------------------------------------------------------------
Increase (decrease)in cash and cash
   equivalents from operations                    (171,070)       1,441,591
Effect of foreign exchange rate
   changes on cash                                  50,225          (29,585)
-------------------------------------------------------------------------------
Increase (decrease) in cash and Cash
   equivalents during the period                  (120,845)       1,412,006
Cash and cash equivalents,
   beginning of period                             136,971          283,514
-------------------------------------------------------------------------------
Cash and cash equivalent,
   end of period                                    16,126        1,695,520
===============================================================================

The accompanying notes are an integral part of the financial statements.

DynaMotive Energy Systems Corporation

             Notes to Consolidated Financial Statements (Unaudited)

Three Months Ended March 31, 2005 and 2004                   (in U.S. dollars)


1. Description of business

In this Report, unless the context otherwise requires, the terms the "Company" and "DynaMotive" refer to DynaMotive Energy Systems Corporation and its subsidiaries. The Company is listed on the over-the-counter bulletin board (OTCBB) under the symbol: DYMTF.OB. The executive office of the Company is Suite 230 - 1700 West 75th Avenue, Vancouver, British Columbia, Canada V6P 6G2 (Telephone: 1-604-267-6000).

DynaMotive was incorporated on April 11, 1991 under the laws of the Province of British Columbia. The Company changed its name from Dynamotive Technologies Corporation on June 26, 2001. Dynamotive is focused on the development of innovative energy solutions on its patented fast pyrolysis system. The Company's focus is to commercialise its patented BioOil production technology and establish this technology for production of BioOil clean fuels.

DynaMotive Energy Systems Corporation (the "Company" or "DynaMotive") is a leader in biomass-to-liquid fuel conversion, a process known as "fast pyrolysis". Its principal business is the development and commercialisation of its renewable energy process called "Fast Pyrolysis" that produces liquid BioOil fuel from biomass or biomass waste feedstocks. BioOil is a clean, renewable fuel which can replace natural gas, diesel and other fossil fuels to produce power, mechanical energy and heat in industrial boilers, fuel gas turbines and fuel reciprocating engines. The Company aims to develop significant amounts of energy production, in the form of BioOil fuels, based upon utilization of abundant biomass waste streams from agricultural and forest operations and other biomass residues. In many cases the residues are costly to dispose of and therefore are available at zero cost or are potentially revenue generating to then convert into BioOil. The process of biomass to energy conversion is sustainable, renewable and greenhouse gas neutral and is consistent with other renewable energy sources such as wind, hydro and solar.

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries DynaMotive Corporation, incorporated under the laws of Rhode Island, U.S.A.; DynaMotive Europe Limited, incorporated under the laws of the United Kingdom; DynaMotive Canada Inc., federally incorporated under the laws of Canada; DynaMotive Puerto Rico, Inc., incorporated under the laws of Puerto Rico; DynaMill Systems Ltd., incorporated under the law of British Columbia; and DynaMotive Electrochem Corporation, incorporated under the laws of British Columbia. DynaMotive Electrochem Corporation, DynaMill Systems Ltd. and DynaMotive Puerto Rico, Inc. are companies with no significant net assets or operations. In addition, the Company owns 99.9% of the West Lorne BioOil Co-Generation Limited Partnership formed under the law of Ontario and has accounted for its proportionate share of the partnership.

These financial statements have been prepared on the going concern basis, which presumes the Company will be able to realize its assets and discharge its liabilities in the normal course of operations for the foreseeable future.

DynaMotive Energy Systems Corporation

             Notes to Consolidated Financial Statements (Unaudited)

Three Months Ended March 31, 2005 and 2004                   (in U.S. dollars)


2. Unaudited interim financial statements

The unaudited balance sheet at March 31, 2005 and the unaudited interim statements of loss and deficit and cash flows for the three-month periods ended March 31, 2005 and 2004, in the opinion of management, have been prepared on the same basis as the audited consolidated financial statements of the Company for the year ended December 31, 2004. These interim financial statements include all adjustments necessary for the fair statement of results of the interim periods. The data disclosed in the notes to the interim consolidated financial statements for this period are also unaudited. Results for the three months ended March 31, 2005 are not necessarily indicative of the results to be expected for the full year. These interim consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements for the year ended December 31, 2004, and the summary of significant accounting policies included therein.

The accounts of the Company and its consolidated subsidiaries are measured using the Canadian dollar as the functional currency. Monetary items denominated in foreign currencies are translated into Canadian dollars using exchange rates in effect at the balance sheet date and non-monetary items are translated using historical exchange rates. Exchange gains or losses arising on the translation or settlement of foreign currency denominated monetary items are included in the determination of net income.

The Company uses the U.S. dollar as the reporting currency for its consolidated financial statements. Assets and liabilities are translated into U.S. dollars using current exchange rates in effect at the balance sheet date and revenue and expense accounts are translated using the average exchange rate during the six months. Gains and losses resulting from this process are recorded in shareholders' deficit as an adjustment to the cumulative translation adjustment account.


3. CHANGE IN ACCOUNTING PRINCIPLES

Effective January 1, 2004, the Company has adopted, on a retroactive basis without restatement, the recommendations of revised CICA Handbook Section 3870 ("CICA 3870"), "Stock-based compensation and other stock-based payments", which now requires companies to adopt the fair value based method for all stock-based awards granted on or after January 1, 2002. Previously, companies were only required to disclose the pro-forma effect of stock options issued to employees and directors in the notes to the financial statements. The effect of this change in accounting policy was to increase the deficit at January 1, 2004 by $797,602 with a corresponding increase to contributed surplus.


4. GUARANTEE PROVIDED BY DYNAMOTIVE

In 2001, Border Biofuels Limited ("BBL") a company 75% owned by DynaMotive, entered into a credit facility with Bank of Scotland for a maximum of $375,800 (GBP200,000). The credit facility is denominated in British Pounds Sterling. Interest is charged at the bank's base rate plus 3%. The credit facility is guaranteed by the Company. During 2002 BBL became insolvent. If the Bank is unable to realize on its security with BBL, it has the right to seek settlement from the Company for payment. Although there is currently no indication that the Bank will pursue the Company, the Company has recognized the full amount of the guarantee as a current liability and included the impact as part of the 2002 (December) loss from discontinued operations. As BBL remains in liquidation at March 31, 2005, there has been no change in status regarding the settlement of the credit facility.

DynaMotive Energy Systems Corporation

             Notes to Consolidated Financial Statements (Unaudited)

Three Months Ended March 31, 2005 and 2004                   (in U.S. dollars)


5. CONVERTIBLE DEBENTURE

In December 2004 the Company entered into an agreement with an Ontario corporation (the "Vendor") to pay for equipment and services in exchange for an $830,013 (C$1,000,000) convertible debenture. The debenture is convertible into common shares of the Company at the market price at time of conversion, subject to a minimum conversion price of $0.40 per share and a maximum conversion price of $0.60 per share. The debenture bears no interest and the principal is due December 10, 2009. The agreement calls for the Company to enter into a marketing agreement with the Vendor and to issue to the Vendor 500,000 warrants to purchase common shares of the Company, exercisable at $0.49 per share to December 31, 2006. As at March 31, 2005, the Company has not entered into any marketing agreement with the Vendor and no warrants have been issued as the convertible debenture agreement has only became effective in December 31, 2004.

The proceeds of the debenture have been allocated to the debenture and warrants based on their relative fair values. In 2004, $307,463 was allocated to the debenture and $522,550 was allocated to the conversion feature and warrants. The carrying value of the debt will be accreted up to its face value over the term to maturity. The amount of $15,652 of the discount was accreted in the first quarter of 2005.


6. LONG-TERM DEBT

In 2004, the West Lorne BioOil Co-Generation LP (the "LP") entered into a loan agreement with a Bahamas Corporation for an $830,013 (C$1,000,000) loan. The loan bears interest at 1.25% per month with interest due monthly and the principal due August 11, 2007. The LP may repay the loan at any time without penalty. The loan agreement also called for the Company to issue 312,500 warrants to purchase common shares of the Company, exercisable at $0.50 per share for a period of three years, as part of the loan financing. The loan is collateralized by the assets of the LP and is guaranteed by the Company.

The proceeds of the loan have been allocated to the debt and warrants based on their relative fair values. In 2004, $760,209 was allocated to the loan and $69,804 was allocated to the warrants. The carrying value of the debt will be accreted up to its face value over the term to maturity. The amount of $5,586 of the discount was accreted in the first quarter of 2005.


7. PROJECT ADVANCE

In June 2003 the Company received $164,298 (C$200,000) from Ontario Power Generation Inc. ("OPG") as an initial investment in a proposed Ontario based 100 TPD BioOil co-generation project (the "Project"). The funds were used for pre-development work related to the Project. OPG has elected to convert the Project Advance into Company equity based on the March 2005 market value. This amount is included in Shares to be issued (note 8 [c]) as at March 31, 2005.

DynaMotive Energy Systems Corporation

             Notes to Consolidated Financial Statements (Unaudited)

Three Months Ended March 31, 2005 and 2004                   (in U.S. dollars)


8. Share Capital

[a] Authorized share capital

The Company's authorized capital consists of an unlimited number of common shares (2004 - 100,000,000 common shares) with no par value and 100,000,000 Class A preferred shares (2004 - 100,000,000) with a par value of $5.00 each, having attached special rights and restrictions. No preferred shares were issued and outstanding at March 31, 2005.


[b] Issued and outstanding share capital

                                             March 31, 2005   December 31, 2004
                                                     $                   $

Issued and outstanding

Common Shares 103,742,898 [December
  31, 2004 - 93,129,798]                       43,795,214         $39,866,465
                                                                     Number of
Common Share Issuance Summary for the Period              $            Shares
------------------------------------------------------------------------------
Share Capital, December 31, 2004                     39,866,465     93,129,798
Private placement issued for cash                     3,315,323      9,294,462
Shares issued from exercised of option for cash          56,625        211,877
Shares issued for settlement of fees payable            136,440        247,210
Shares issued for commercial services                   420,361        859,551
Share Capital, March 31, 2005
   Common shares without par value                   43,795,214    103,742,898
------------------------------------------------------------------------------


[c]   Shares to be issued

At March 31, 2005, the Company has 2,877,067 common shares to be issued. Included in the amount are 1,441,488 common shares for a total of $769,135 to be issued to a director and non-employees for services rendered under compensation arrangements. Of the remaining 1,435,579 common shares, 1,413,168 common shares are elated to a private placement commenced during the second quarter of 2004 to raise funding of up to $20 million and 22,411 common shares are related to exercise of options. At March 31, 2005, the Company has received $599,507 in cash for these shares to be issued.

DynaMotive Energy Systems Corporation

             Notes to Consolidated Financial Statements (Unaudited)

Three Months Ended March 31, 2005 and 2004                   (in U.S. dollars)


8. SHARE CAPITAL (CONT"D)

[d] Stock options

At March 31, 2005, the following stock options to Directors, employees and others were outstanding:


At March 31, 2005 the following stock options to Directors, employees and others were outstanding:

                         Options Outstanding            Options Exercisable
              -------------------------------------  ------------------------
                  Number      Weighted-   Weighted-     Number      Weighted-
   Range of    Outstanding    Average      Average    Outstanding    Average
   Exercise    at March 31,    Remaining    Exercise   at March 31,   Exercise
    Prices        2005       Contractual    Price        2005         Price
                                Life
-----------------------------------------------------------------------------
$0.20 - $0.23   5,877,346    7.23 years     $0.21      5,015,321     $0.21
$0.30 - $0.50   6,428,083    3.85 years     $0.47      5,767,128     $0.46
$0.60 - $0.90     332,000    1.69 years     $0.79        332,000     $0.79
    $1.00         120,000    4.85 years     $1.00        120,000     $1.00
    $1.50          80,000    5.52 years     $1.50         80,000     $1.50
-----------------------------------------------------------------------------
               12,837,429                             11,314,449
-----------------------------------------------------------------------------


From time to time, the Company has provided incentives in the form of share purchase options to the Company's directors, officers, employees and others. The Company has reserved 15,594,435 (15%) of common shares for issuance upon the exercise of stock options of which at March 31, 2005, 2,757,006 are available to be granted. The exercise price and the vesting terms of the options are determined by the Compensation Committee. The exercise price will generally be at least equal to the market price of the common shares at the date of the grant. Stock options granted are also subject to certain vesting provisions as determined by the Compensation Committee.

Stock option transactions for the respective periods and the number of stock options outstanding are summarized as follows:


                                             No. Common          Weighted
                                           Shares Issuable   Average Exercise
                                                                   Price
-----------------------------------------------------------------------------
Balance, December 31, 2004                   11,939,723            0.38
Options granted                               1,534,583            0.48
Options forfeited or expired                   (425,000)           1.04
Options exercised                              (211,877)           0.27
---------------------------------------------------------------------------
Balance, March 31, 2005                      12,837,429            0.37
---------------------------------------------------------------------------


The compensation expense for 1,334,583 employee stock options that issued during the quarter has been recognized in 2004.

DynaMotive Energy Systems Corporation

             Notes to Consolidated Financial Statements (Unaudited)

Three Months Ended March 31, 2005 and 2004                   (in U.S. dollars)


8. SHARE CAPITAL (CONT"D)

[e] Common share purchase warrants

At March 31, 2005 the common share purchase warrants outstanding were as follows:


            No. of Common     Exercise
Series     shares Issuable     Price          Expiration Date
------------------------------------------------------------------------------
M Warrants     41,901         $1.50           April 18, 2005 - May 09, 2005
O Warrants    300,000         $0.35           June 10, 2005
P Warrants  4,477,147         $0.40           July 29, 2005 - May 06, 2006
Q Warrants 11,992,088         $0.20 to $0.75  August 31, 2005 - Aug 31, 2008
R Warrants  2,500,000         $0.20           August 31, 2008
S Warrants  8,811,600         $0.47 to $0.78  August 16, 2006 - Dec 22, 2007
T Warrants    312,500         $0.49           November 03, 2007
U Warrants    500,000         $0.49           January 04, 2007
------------------------------------------------------------------------------
Total      28,935,236
------------------------------------------------------------------------------

Summary of warrants exercised and issued during the three month period ending March 31, 2005:

                       Number of Common Shares Issuable
                       via Warrants
                       exercised /     via Warrants
                       cancelled       Issued during
                       during the      the 3-month
                         3-month       Period ending
                at     Period ending      March
              Dec 31,  March 31,           31,       at March 31,     Exercise
Series         2004       2005            2005           2005         Price
---------------------------------------------------------------------------
F Warrants    933,333   (933,333)                            --        $0.70
M Warrants    102,544    (60,643)                        41,901        $1.50
O Warrants    300,000                                   300,000        $0.35
P Warrants  4,477,147                                 4,477,147        $0.40
Q Warrants 11,492,088                   500,000      11,992,088  $0.20 to $0.75
R Warrants  2,500,000                                 2,500,000        $0.20
S Warrants  4,910,239                 3,901,361       8,811,600  $0.47 to $0.78
T Warrants    312,500                                   312,500        $0.49
U Warrants         --                   500,000         500,000        $0.49
------------------------------------------------------------------------------
Total      25,027,851   (993,976)     4,901,361      28,935,236
------------------------------------------------------------------------------

DynaMotive Energy Systems Corporation

             Notes to Consolidated Financial Statements (Unaudited)

Three Months Ended March 31, 2005 and 2004                   (in U.S. dollars)


8.  Share Capital (cont'd)

[f] Stock appreciation rights

During 1998, the Company established a stock appreciation rights plan whereby the participants will be entitled to require the Company to redeem the stock appreciation rights ("SA Rights") for an amount equal to the excess of the market value of the underlying common shares over the initial value of the SA Right at the date of grant.

The SA Rights vest as the Company achieves stock value targets as defined in the agreement: the remaining 1/3 of the SA Rights issued may be redeemed upon the Company achieving a capitalized stock value of $100 million for a consistent twenty day trading period.

The Company also has the right to redeem the SA Rights at its option under certain circumstances. The Company has the sole exclusive election to redeem the SA Rights in cash, shares or in a combination of cash and shares. The number of SA Rights that can be granted under the plan until December 31, 2008 cannot exceed 2,500,000.

Stock appreciation rights transactions and the number of stock appreciation rights outstanding is summarized as follows:


                                                            No. of
                                                        SA Rights Issued
-------------------------------------------------------------------------
Balance, December 31, 2004                                   300,000
SA Rights Issued                                                  --
SA Rights Redeemed                                                --
SA Rights Forfeited                                               --
-------------------------------------------------------------------------
Balance, March 31, 2005                                      300,000
-------------------------------------------------------------------------


At March 31, 2005, the following stock appreciation rights all of which were issued to employees, were outstanding:


        SA Rights                Initial Value              Expiration Date
-----------------------------------------------------------------------------
         300,000                  $0.400                   December 31, 2008
-----------------------------------------------------------------------------
         300,000
-----------------------------------------------------------------------------


[g] Escrow Shares

At March 31, 2005, 556,000 common shares were held in escrow to be released at a rate of one share for each $0.17 of "cash flow" as defined in the agreement, generated by the Company.

At March 31, 2005, 225,334 common shares were held in escrow from an original total of 676,000 common shares put in escrow. These common shares are to be released from escrow upon the Company achieving a capitalized stock value of $100 million for a consistent twenty day trading period.

During the quarter ended March 31, 2005, nil [2004 - nil] common shares were released from escrow and at March 31, 2005, 781,334 [2004 - 781,334] common shares are held in escrow.

DynaMotive Energy Systems Corporation

             Notes to Consolidated Financial Statements (Unaudited)

Three Months Ended March 31, 2005 and 2004                   (in U.S. dollars)


9. RELATED PART tRANSACTIONS
The transactions with related parties are in the normal course of operations and are recorded at amounts established and agreed between the related parties. The Company had the following transactions with related parties during the quarter:

Consulting fees and salaries of $132,155 for the quarter (2004 - $170,012) have been accrued and paid to Directors (or companies controlled by Directors) of the Company. Included in the amount above, is $nil (2004 - $59,444) paid by stock based compensation.


10. Supplementary Cash Flow Information

Components of changes in non-cash balances related to operations are:


                                                          Three Months Ended
                                                              March 31,
-----------------------------------------------------------------------------
                                                            2005       2004
-----------------------------------------------------------------------------
Net change in non-cash working capital                        $          $
-----------------------------------------------------------------------------
Account receivable                                         59,854   (255,321)
Prepaid expenses and deposits                              (1,838)    (8,070)
Accounts payable and accrued liabilities                  208,459  3,700,985
------------------------------------------------------------------------------
                                                          266,475  3,437,594
==============================================================================

DynaMotive Energy Systems Corporation

             Notes to Consolidated Financial Statements (Unaudited)

Three Months Ended March 31, 2005 and 2004                   (in U.S. dollars)



11. Segmented financial information

In 2005 and 2004, the Company has only one reportable segment, BioOil Power Generation. The BioOil Power Generation segment relates to the biomass-to-energy technology. Substantially all of the Company's operations and assets are in Canada and are solely focused on the development and commercialization of its Fast Pyrolysis technology. BioOil Power Generation is a biomass-to-energy technology that converts low value forest waste and agricultural by-products into BioOil for use in power generation or other industrial energy purposes.

The Company had no revenue during the three month periods ended March 31, 2005 and 2004. All of the loss for the three month periods ended March 31, 2005 ($1,773,319) and March 31, 2004 ($785,777) is attributable to the BioOil segment.

DynaMotive Energy Systems Corp.
MANAGEMENT'S DISCUSSION AND ANALYSIS
Three-month period ended March 31, 2005 compared to the three-month period ended March 31, 2004

1.1 Date

This "Management's Discussion And Analysis" should be read in conjunction with the unaudited interim Consolidated Financial Statements and Notes of the Company included in this Quarterly Report, and with the audited Consolidated Financial Statements and Notes, included in the Company's Annual Report for the year ended December 31, 2004.

The following sets out management's discussion and analysis of our financial position and results of operations for the three months ended March 31, 2005 and 2004.


1.2 Overview

DynaMotive Energy Systems Corporation (the "Company" and or "DynaMotive") is a leader in biomass-to-liquid fuel conversion, a process known as "Fast Pyrolysis". Fast Pyrolysis is a process that produces liquid BioOil fuel from biomass or biomass waste feedstocks. BioOil is a clean, renewable fuel which can replace natural gas, diesel and other fossil fuels to produce power, mechanical energy and heat in industrial boilers, fuel gas turbines and fuel reciprocating engines. The Company aims to unleash significant amounts of energy production, in the form of BioOil fuels, based upon utilization of abundant biomass waste streams from agricultural and forest operations and other post-industrial biomass residues. In many cases the feedstock sources are costly to dispose of and therefore are available at zero cost or are potentially revenue generating when converted into BioOil. The process of biomass to energy conversion is sustainable, renewable and greenhouse gas neutral and is consistent with other renewable energy sources such as wind, hydro and solar. The significant advantage of biomass energy over other renewable forms of energy, is that biomass is capable of delivering energy on a 24/7 basis, whereas wind, hydro and solar energy sources are all subject to natural fluctuations. Information for the total revenues by category of activity and geographic market for each of the last three years is detailed in Note 18 to the December 31, 2004 Consolidated Financial Statements.

DynaMotive is attempting to establish its patented technology as the industry standard for the production of liquid biomass based fuels, in competition with other pyrolysis technologies, and other biomass to energy applications. The Company's fast pyrolysis process efficiently converts raw biomass or biomass wastes into three fuel types: Liquid (BioOil), Solid (char) and Gas (non-condensable gases). The non-condensable gases are used to fuel the pyrolysis process. The entire system is a closed loop with no emissions or waste by-products.

The Company and its partners are also engaged in research and development on a range of derivative products that, if successful, could further enhance the market and value for BioOil as an alternative fuel and product source.

The Company was incorporated on April 11, 1991 in the Province of British Columbia, Canada, under the name of DynaMotive Canada Corporation. On October 31, 1995, the shareholders approved a change of name to DynaMotive Technologies Corporation and on June 26, 2001, the shareholders again approved a change of name to the Company's current name.

As of March 31, 2004, the Company had six wholly-owned subsidiaries plus 99.9% ownership of a limited partnership: DynaMotive Corporation (incorporated in the State of Rhode Island in 1990), DynaMotive Europe Limited (formerly known as DynaMotive Technologies (UK) Ltd., incorporated in the United Kingdom in

DynaMotive Energy Systems Corp.
MANAGEMENT'S DISCUSSION AND ANALYSIS
Three-month period ended March 31, 2005 compared to the three-month period ended March 31, 2004

1996), and DynaMotive Canada, Inc. (incorporated in Canada in November 2000), the West Lorne BioOil Co-Generation Limited Partnership formed under the laws of Ontario, DynaMotive ElectroChem Corporation (incorporated in the Province of British Columbia in 1993), DynaMill(tm) Systems Limited (incorporated in the Province of British Columbia in 1996) and DynaMotive Puerto Rico, Inc. (incorporated in Puerto Rico in 1997). The latter three are currently inactive.

In this Report, unless the context otherwise requires, the terms the "Company" and "DynaMotive" refer to DynaMotive Energy Systems Corporation and its subsidiaries. The Company is currently listed on the over-the-counter bulletin board (OTCBB) under the symbol: DYMTF.OB. The principal executive office of the Company is Suite 230 - 1700 West 75th Avenue, Vancouver, British Columbia, Canada V6P 6G2 (Telephone: 604-267-6000).


1.3 Selected Annual Information

All financial information is reported in U.S. dollars unless otherwise noted. Our audited consolidated interim financial statements are prepared in accordance with Canadian generally accepted accounting principles (GAAP).

                                  As at December  As at December  As at December
                                  31, 2004        31, 2003        31, 2002
 (US Dollars)                           $               $               $

 Results of operations:
 Revenue                                        -               -        68,569
 Loss from operations                 (9,917,889)     (4,995,624)    (3,733,499)
 Loss from continuing operations      (9,916,215)     (4,921,650)    (4,366,454)
 Net loss per Cdn GAAP                (9,916,215)     (4,984,681)    (5,261,607)
 Net loss per US GAAP                 (8,405,184)     (4,984,681)    (5,264,469)
 Net loss per share Cdn GAAP               (0.12)          (0.09)         (0.12)
 Net loss per share US GAAP                (0.10)          (0.09)         (0.12)
 Net loss from continuing                  (0.12)          (0.09)         (0.10)
 operation per share
 Financial position at year-end:
 Total assets, Cdn GAAP               13,198,698       3,759,605      1,285,813
 Total assets, US GAAP                13,198,698       3,759,605      1,285,813

 Total liabilities, Cdn GAAP           8,911,500       2,035,168      1,957,625
 Total liabilities, US GAAP            8,911,500       2,035,168      1,957,625

 Shareholder's equity, Cdn GAAP        4,287,198       1,724,437       (671,812)
 Shareholder's equity, US GAAP         4,287,198       1,724,437       (671,812)

 Common shares issued                 93,129,798      69,915,654     49,941,000


1.4 Results of Operations

The Company is engaged in the development of its core technologies and as such, it mainly expends monies on research and development activities, and on the resources and infrastructure required to develop and commercialize its products. For the three months ("quarter") ended March 31, 2005, the Company incurred a net loss of $1,773,319 or $0.02 per share. This

DynaMotive Energy Systems Corp.
MANAGEMENT'S DISCUSSION AND ANALYSIS
Three-month period ended March 31, 2005 compared to the three-month period ended March 31, 2004 compares to a net loss for the same quarter of the preceding fiscal year ("2004") of $785,777 or $0.01 per share. The increase in the level of losses incurred in 2005, compared to 2004, was attributable to the general increase of overhead expenses including interest expenses, marketing expenses, professional fees, research and development, and general & administrative salaries and benefits.

Revenue

Revenue for the quarter ending March 31, 2005 was nil compared to $nil for the same quarter in 2004. The Company currently has no commercial or contract sales revenue during the quarter. Until commissioning of its first plant in mid 2005, the Company anticipates minimal future revenue as it focuses on the research and development activities pertaining to its own BioOil related technologies, products and raw materials sourcing.

Expenses

For the first quarters in 2005 and 2004 the Company had expended on a quarterly basis $498,517 and $117,792 respectively, on research and development. Of these research & development expenditures, $226,207 and $110,565 respectively, were sponsored by government funding. The remainder of the respective quarterly expenditures were Company sponsored. The increased expenses for 2005 were due to the increase of R&D activities in 100 tonnes per day ("TPD") demonstration plant during the 2005 first quarter.

The Company expects to be able to draw significantly from government grant, including the Government of Canada's Technology Partnerships Canada program both for research & development and project related expenditures in 2005. The Company's agreement with Technology Partnerships Canada pertains to maximum funding of $6.8 million (C$8.235 million) through March 2006, of which $4.96 million (C$6 million) has been received as of March 31, 2005.

General and administrative salaries and benefits in the first quarter of 2005 increased to $739,252 from $351,909 for the same quarter in 2004. The increase in 2005 was mainly due to increased activity in the general and administrative area, an increase in non-cash compensation and management of the Company's development activities with its 100 TPD demonstration plant.

Professional fees for the first quarter were $164,356 compared to $92,564 in the same quarter of 2004. The increase in 2005 was due to the increase of hiring external consultants during the period.

Amortization and depreciation expenses increased to $33,540 in the first quarter of 2005 from $27,860 in the same quarter in 2004. These increases were due to the replacement of certain computer equipment.

Interest expenses increased in the quarter to $58,494 from $1,991 in the same quarter in 2004. The increases were due mainly to the accretion discount of the long-term debt and convertible debenture.

Marketing expenses for the first three months of 2005 increased to $109,917 from $66,319 for the same period in 2004. These increases were due to increase in business development activities during the quarter.

Office supplies, telephone and insurance increased to $109,371 during the first quarter from $68,200 in the same quarter in 2004 mainly due to the increased activities in the general and administrative area.

DynaMotive Energy Systems Corp.
MANAGEMENT'S DISCUSSION AND ANALYSIS
Three-month period ended March 31, 2005 compared to the three-month period ended March 31, 2004

Rent for leased premises increased to $50,490 in the quarter from $30,164 in the same quarter 2004 due to the increase in office space and operating costs.

Currency exchange loss in the quarter amounted to $9,382 compared to the gain $28,978 in the same quarter in 2004. These non-cash changes were due to the depreciation of the US dollar. For further explanation on foreign exchange accounting practice, please refers to Note 2 to the unaudited interim financial statements for the quarter.

Net Loss

During the quarter ended March 31, 2005, the Company recorded a net loss from continuing operations of $1,773,319, while the net loss from continuing operations for the same quarter in 2004 amounted to $785,777. The increase in operating loss was primarily attributable to (i) an increase in interest expense, (ii) an increase in marketing related expenses, (iii) an increase in office supplies, telephone and insurance, (iv) an increase in research and development expenses, and (v) an increase in general and administrative salaries and benefits.

The basic and diluted loss per common share for the quarter increased to $0.02 per share compared to $0.01 for the same quarter in 2004. The basic and diluted loss per share for the current periods was higher because of the increase in the operating loss partially offset by the increase in the weighted average number of Common Shares outstanding. The weighted average number of Common Shares for the quarter increased to 98,781,196 shares for the quarter ended March 31, 2005 from 74,394,766 for the quarter ended March 31, 2004.


1.5 Summary of Quarterly Results (Unaudited)

The following table provides summary financial data for the last eight quarters:

                                                  Three months ended
                                    Mar 31       Dec 31       Sep 30       Jun 30
                                     2005         2004         2004         2004
                                   -------------------------------------------------
(US Dollars)                           $            $            $           $
Revenue                                -            -            -           -

Net loss from continuing          (1,773,319) (4,433,230)  (2,936,819)  (1,760,389)
operations
Net loss per share                     (0.02)      (0.05)       (0.04)       (0.02)

Net loss                          (1,773,319) (4,433,230)  (2,936,819)  (1,760,389)
Net loss per share                     (0.02)      (0.05)       (0.04)       (0.02)

Weighted average common shares    98,781,196  88,161,929   81,325,713   79,699,951
outstanding

DynaMotive Energy Systems Corp.
MANAGEMENT'S DISCUSSION AND ANALYSIS
Three-month period ended March 31, 2005 compared to the three-month period ended March 31, 2004

                                                  Three months ended
                                    Mar 31       Dec 31       Sep 30       Jun 30
                                     2004         2003         2003         2003
                                  --------------------------------------------------
                                       $            $            $           $
Revenue                                -            -            -           -

Net loss from continuing            (785,777) (2,182,213)  (1,177,662)  (1,085,535)
operations
Net loss per share                     (0.01)      (0.03)       (0.02)       (0.02)

Net loss                            (785,777) (2,245,244)  (1,177,662)  (1,085,535)
Net loss per share                     (0.01)      (0.04)       (0.02)       (0.02)

Weighted average common shares    74,391,766  66,545,625   58,054,843   52,385,172
    outstanding


1.6 Liquidity

Principal sources of liquidity during the quarter ended March 31, 2005 were
(i) $2,187,522 in net proceeds after deducting related issue costs and expenses from private placement offerings of the Company's Common Shares and
(ii) $599,507 in deposits for Common Shares to be issued in the remainder of 2005 pursuant to private placement offerings commenced in second quarter 2004.

For the quarter ended March 31, 2004 were (i) $485,616 in net proceeds after deducting related issue costs and expenses from private placement offerings of the Company's Common Shares and (ii) $833,500 in deposits for Common Shares to be issued in the remainder of 2004 pursuant to private placement offerings commenced in third quarter 2003.

Overall cash flows decreased during 2005 as there were significant increased in activities in 2005 as a result of the construction and development of the West Lorne Project. During the quarter ended March 31, 2005, the Company used cash in investing activities of $1,700,035, and used cash from operating activities of $1,049,547 and generated cash from financing activities of $2,578,512.

The net amount of cash used in operating activities during the first quarter of 2005 decreased to $1,049,547 from cash generated of $2,790,907 in the first quarter of 2004. Cash used in operating activities primarily of a net loss for the first quarter 2005 of $1,773,319 that was offset by (i) amortization of non-cash items in the sum of $33,540, (ii) non-cash equity compensation expenses, $414,376 and (iii) non-cash working capital balances related to operations of $266,475. Cash generated in operating activities in the first quarter 2004 consisted of a net loss from continued operations for the first quarter 2004 of $785,777 that was significantly offset by (i) change in working capital balances related to operations of $3,437,594, (ii) currency translation gain of $19,314, (iii) non-cash equity compensation expenses, $91,916, and (iv) amortization of non-cash items in the sum of $27,860.

Financing activities during the first quarter 2004 generated a net increase in cash of $2,578,512, primarily from the Company's private placements of Common Shares. Financing activities during the first quarter 2004 generated a net increase in cash of $1,964,989, primarily from the Company's private placements of Common Shares.

DynaMotive Energy Systems Corp.
MANAGEMENT'S DISCUSSION AND ANALYSIS
Three-month period ended March 31, 2005 compared to the three-month period ended March 31, 2004

Investing activities in the first quarter 2005 resulted in use of cash, net of grants and disposal, in the amount of $1,700,035. Of this amount, $1,697,631 was incurred in the acquisition of capital assets, and $2,404 was expended on patents. Investing activities in the first quarter 2004 resulted in use of cash, net of grants and disposal, in the amount of $3,314,305. Of this amount, $3,296,747 was incurred in the acquisition of capital assets, and $2,383 was expended on patents.

1.7 Capital Resources

As at March 31, 2005, the Company has a working capital deficiency of $8,285,560 and incurred a net loss of $1,773,319 for the quarter-ended March 31, 2005, and has an accumulated deficit of $48,623,372.

DynaMotive has no commercial revenue from its core BioOil operations and is therefore dependent on its financing activities to fund its operations. The proceeds from the recent equity financing, together with Technology Partnerships Canada ("TPC") and Sustainable Development Technology Canada ("SDTC") funding, will be applied to finance the Company's ongoing research and development and commercial demonstration activities and to support its efforts to obtain the award of customer contracts. DynaMotive will be required to raise sufficient additional funds to finance its commercialization strategy. The raising of additional finance to fund operations is subject to uncertainty. There is no assurance that such financing will be available on commercially reasonable terms, if at all. DynaMotive's operations are subject to all of the risks inherent in the establishment of a new business enterprise and in particular DynaMotive will require significant additional financing in the future to develop and market its technology to its full potential.

During the first quarter of 2004, the Company signed a Contribution Agreement with SDTC whereby SDTC will contribute $4.1 million (C$5 million) to the capital cost of the Company's West Lorne 100 TPD BioOil co-generation project development. This amount is a grant and is accounted for as a reduction in the capital cost of the project. In 2004, the Company received payment of $3 million (C$3.7 million) from SDTC.

In addition to contemplated equity offerings during 2005, the Company expects to be able to draw significantly from government funding, including the TPC program for research & development and demonstration project related expenditures and SDTC as described above. The Company expects to draw in 2005 a significant portion of the C$2.2 million (US$1.8 million) remaining in the TPC project funding and the 1.13 million (C$1.3 million) remaining in the SDTC project funding.

Subsequent to period-end, the Board approved a tranched funding of up to $20 million to meet its objectives for additional working capital, general corporate purposes and to assist the Company in the completion of its first commercial plant. As a result, the Company raised further subscription funds of $2.5 million relating to the private placement commenced during the first quarter of 2005 at subscription prices ranging from $0.30 to $0.523 per share.
6.2 million shares and 2.4 million Common Share Purchase Warrants remain to be issued as a result of this funding.

With the current cash on hand and anticipated sales revenue, the Company anticipates that it will require additional funding for its continued operations and the commercialization of its Fast Pyrolysis technologies through the year 2005. Given market conditions and other factors, there can be no guarantee that the Company will be successful in securing additional finance. If adequate funds are not available on acceptable terms when needed, the Company may be required to delay, scale-back or eliminate the manufacturing, marketing or sales of one or more of its products or research and development programs.

DynaMotive Energy Systems Corp.
MANAGEMENT'S DISCUSSION AND ANALYSIS
Three-month period ended March 31, 2005 compared to the three-month period ended March 31, 2004

The Company's 2005 financing plan is structured to enable construction of the Company's first commercial scale BioOil Demonstration manufacturing facility. The core of the strategy surrounds market and project based equity financing that minimizes equity dilution while raising sufficient capital for operations and projects.

In connection with the Company's West Lorne Project, the Company is committed to outstanding construction commitments of approximately $5.1 million and expects the project to be completed in the summer of 2005. Of this amount, a vendor has committed to provide a $3.0 million (C$3.64 million) 7-year lease financing on equipment purchased.


1.8 Off-Balance Sheet Arrangements

None.

1.9 Transactions with Related Parties

The transactions with related parties are in the normal course of operations and are recorded at amounts established and agreed between the related parties. The Company had the following transactions with related parties during the quarter:

Consulting fees and salaries of $132,155 for the quarter (2004 - $170,012) have been accrued and paid to Directors (or companies controlled by Directors) of the Company. Included in the amount above, is $nil (2004 - $59,444) paid by stock based compensation.


1.10 Fourth Quarter

Not applicable.


1.11 Proposed Transaction

There are no proposed asset or business acquisitions or dispositions, other than those in the ordinary course or as described in item 1.7 above, before the board of directors for consideration.


1.12 Critical Accounting Estimates

Not applicable. The Company is a venture issuer.


1.13 Changes in Accounting Policies including Initial Adoption

Not applicable.

DynaMotive Energy Systems Corp.
MANAGEMENT'S DISCUSSION AND ANALYSIS
Three-month period ended March 31, 2005 compared to the three-month period ended March 31, 2004

1.14 Financial Instruments and Other Instruments

None.


1.15 Other MD&A Requirements

1.15.1 Other MD&A Requirements

Additional information relating to the Company, including the Company's Annual Report, is available on SEDAR at www.sedar.com.


1.15.2 Additional Disclosure for Venture Issuers Without Significant Revenue

(a) Capitalized or expensed exploration and development costs;

 Not applicable.

(b) expensed research and development costs;

                Research and Development Expenses
                  Breakdown by major category:
                                                    Three Months Ended
                                                         March 31,
                                                    -----------------------
                                                      2005         2004
                                                    -----------------------
                                                        $           $
                 Material                            509,658          -
                 Salary and Benefits                 140,448    104,497
                 Consulting                           70,185    119,034
                 Miscellaneous Costs                   4,433      4,826
                                                    -----------------------
                                                     724,724    228,357
                 Less: Government assistance        (226,207)  (110,565)
                 programs                           -----------------------
                                                     498,517    117,792
                                                    -----------------------


(c) deferred development costs;

Not applicable.

(d) general and administration expenses;

The required disclosure is presented in the Interim Statement of Loss.

(e) any material costs, whether capitalized, deferred or expensed, not referred to in (a) through (d);

None.


1.15.3 Disclosure of Outstanding Share Data

DynaMotive Energy Systems Corp.
MANAGEMENT'S DISCUSSION AND ANALYSIS
Three-month period ended March 31, 2005 compared to the three-month period ended March 31, 2004

The required disclosure is presented in the Notes to Consolidated Financial Statements.






All financial information is reported in U.S. dollars unless otherwise noted. Our unaudited consolidated interim financial statements are prepared in accordance with Canadian generally accepted accounting principles (GAAP). Certain statements in this quarterly report may constitute "forward-looking" statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Law of 1995. Such forward-looking statements are based on management's current expectations, beliefs, intentions or strategies for the future, which are indicated by words such as "may, expects, intends, anticipates, believes, estimates and forecasts" and other similar words. All forward-looking statements are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Such factors include, among other things: technological changes or changes in the competitive environment adversely affecting the products, markets, revenues or margins of our business; changes in general economic, financial or business conditions adversely affecting the business or the markets in which we operate; our ability to attract and retain customers and business partners; the ability to provide capital requirements for product development, operations and marketing; and, our dependency on third party suppliers. Investors are expected to review the section in Management's Discussion and Analysis in the 2004 Annual Report on Form 20-F entitled "Risk Factors" for a more complete discussion of factors that could affect DynaMotive's future performance.